Exhibit 21.1

List of Subsidiaries

Subsidiary Legal Name	Jurisdiction of Incorporation
Blue Coat Systems Canada, Inc.	Canada
Blue Coat Systems Ltd. (UK)	UK
Blue Coat Systems Australia Pty. Ltd.	Australia
Blue Coat Systems International, Inc.	Delaware
Blue Coat Systems Hong Kong Ltd.	Hong Kong
Blue Coat Netherlands B.V.	Netherlands
Blue Coat Systems K.K. (Japan)	Japan
Entera Corporation	Delaware
Blue Coat Systems Latvia, SIA	Latvia
Blue Coat Systems, Belgium B.V.B.A.	Belgium
Riga Corporation	Delaware
Cerberian, Inc.	Delaware
Blue Coat Systems Malaysia SDN. BHD.	Malaysia
Blue Coat Systems SARL	France
Pivot Holdings LLC	Delaware